Item 1.
(a) Interpore Cross International, Inc
(b) 181 Technology Drive
    Irvine, CA  92618

Item 2.
(a)  King Investment Advisors, Inc.
(b)  1980 Post Oak Boulevard, Suite 2400
     Houston, TX  77056
(c)  U.S.A.
(d)  Common
(e)  46062W107

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(e)  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4.  Ownership
(a)  1,211,408
(b)  6.8%
(c)  (i)   1,197,608
     (ii)  0
     (iii) 13,800
     (iv)  0

Item 5.  Ownership of Five Percent or Less of a Class
Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person' Not applicabe

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.  Identification and Classification of Members of the Group
Not applicable

Item 9.  Notice of Dissolution of Group
Not applicable

Item 10.  Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the efect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 3, 2004
                                                Date


                                                Signature


                                                Roger E. King, President
                                                King Investment Advisors, Inc.
                                                Name/Title